SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start
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News Release

Aviva plc
Interim management statement for the three months to 31 March 2015
7 May 2015

Aviva plc First Quarter 2015

Interim Management Statement

Mark Wilson, Group Chief Executive Officer, said:

"Aviva's turnaround is on track and ahead of schedule. It's been a busy quarter. We have completed the acquisition of Friends Life and at the same time delivered an improvement in our key metrics. Value of new business is up, our general insurance combined operating ratio has improved and our IFRS book value has grown over the quarter. In the face of unpredictable global markets, we continue to improve the Group's resilience.

"Detailed plans to integrate Friends Life are well underway and whilst this is a challenging and complex project, we are confident of timely progress. We expect 2015 to be a year of continued delivery of our turnaround plan."

The acquisition of Friends Life was completed on 10 April 2015, after the period to which this trading statement applies. Therefore, unless otherwise stated, all numbers outside of the Friends Life section are for Aviva standalone.

Life insurance

• Value of new business (VNB) grew 14%1 to £247 million (1Q14: £224 million)
• UK Life VNB grew 15% to £103 million (1Q14: £89 million), driven by higher equity release and pensions, which more than offset a reduction in annuity VNB
• Europe2 VNB grew 11%1 to £102 million, flat in reported currency
• Asia2 VNB grew 16%1 to £36 million (1Q14: £29 million)

General insurance

• Combined operating ratio (COR) improved to 96.4% (1Q14: 97.7%)
• UK COR of 98.3% (1Q14: 98.6%), Canada COR of 98.1% (1Q14: 102.7%), Europe COR of 89.8% (1Q14: 92.0%)
• GI and health net written premiums up 2%1 to £2,037 million, down 2% in reported currency
• UKGI net written premiums up 1% to £855 million (1Q14: £845 million)

Cash	• Operating capital generation (OCG) £0.5 billion (1Q14: £0.4 billion)
Balance sheet

• IFRS net asset value per share increased 2% to 348p (FY14: 340p)
• Economic capital surplus3 £8.1 billion (FY14: £8.0 billion), coverage ratio 177% (FY14: 178%)
• The acquisition of Friends Life added c.55p to our NAV per share on closure4
• Standalone external leverage ratio 40% of tangible capital (FY14: 41%), 28% on an S&P basis (FY14: 28%). Adjusted for Friends Life, estimated leverage ratios are 36% and 27% respectively on closure, well within our target range
• Holding company liquidity of £1.8 billion at 30 April 2015 including Friends Life

Friends Life

• Friends Life transaction completed on 10 April 2015 and detailed integration plans are being implemented
• Positive corporate benefits net flows of £0.2 billion, corporate benefits AUA 7% higher at £23.6 billion (FY14: £22.0 billion)
• Friends Life VNB declined to £20 million (1Q14: £32 million), driven by the expected decline in retirement income VNB following last year's Budget announcement

1 On a constant currency basis.
2 Europe excludes Eurovita and CxG and Asia excludes South Korea.
3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

4 Based on Aviva's pre-acquisition NAV per share at 31 March 2015 of 348p.

Key financial metrics

Operating capital generation

	3 months 2015 £bn	3 months 2014 £bn
United Kingdom & Ireland Life	0.3	0.1
United Kingdom & Ireland General Insurance & Health	0.1	0.1
Europe	0.1	0.2
Canada	-	-
Asia and Other	-	-
Total	0.5	0.4

Value of new business

	3 months 2015 £m	3 months 2014 £m	Sterling % change1	Constant currency % change1
United Kingdom & Ireland	106	92	14%	15%
France	56	54	3%	15%
Poland2	15	21	(29)%	(22)%
Italy2, Spain2 and Turkey	31	27	17%	28%
Asia2	36	29	21%	16%
Aviva Investors	3	-	-	-
Value of new business - excluding Eurovita, CxG & South Korea	247	223	10%	14%
Eurovita, CxG & South Korea	-	1	-	-
Value of new business	247	224	10%	14%

General insurance combined operating ratio

	3 months 2015	3 months 2014	Change
United Kingdom & Ireland	98.3%	98.7%	(0.4)pp
Europe	89.8%	92.0%	(2.2)pp
Canada	98.1%	102.7%	(4.6)pp
General insurance combined operating ratio	96.4%	97.7%	(1.3)pp

Capital position

	31 March 2015 £bn	31 December 2014 £bn	Sterling% change
Estimated economic capital surplus3	8.1	8.0	1%
Estimated IGD solvency surplus3	3.0	3.2	(6)%
IFRS net asset value per share	348p	340p	2%
MCEV net asset value per share4	526p	527p	-

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
3    The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

4    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Page 3 Group Chief Executive Officer's report
Overview

In the first quarter of 2015, key metrics have improved. Value of new business (VNB) is up 14%1, the combined operating ratio (COR) has improved 1.3 percentage points and our IFRS net asset value per share is 8p higher at 348p. Our UK general insurance business has grown 1% in a market environment that continues to be competitive. In asset management, our flagship AIMS range of funds now has £1.2 billion under management.

The Friends Life acquisition closed on 10 April 2015 and work on implementing our detailed integration plans has begun in earnest. We have already announced the closure of the Friends Life head office in London and in Exeter moved to smaller premises.

Despite lower interest rates and adverse foreign currency developments, our economic capital surplus3 has remained broadly constant at £8.1 billion (FY14: £8.0 billion) with a coverage ratio of 177% (FY14: 178%). We continue to work closely with our regulators ahead of Solvency II implementation and our long-standing focus on managing the Group using economic capital helps the transition.

Our strategy of building a true customer composite, growing our digital business, improving our efficiency, integrating Friends Life and implementing Solvency II leaves no room for complacency.

Cash

Operating capital generation (OCG) has increased to £0.5 billion in the first quarter of 2015 (1Q14: £0.4 billion), driven primarily by UK and Ireland Life, which benefitted from a one-off Pillar One capital release from the transfer of our Irish life business to the UK. We plan to replace OCG with a more relevant measure of capital generation once Solvency II is fully implemented.

Life insurance • Value of new business up 14% in constant currency • UK Life VNB 15% higher driven by strong equity release

Value of new business, our growth measure for life insurance, increased 14% in constant currency to £247 million (1Q14: £224 million).

UK Life, the largest contributor to VNB, grew 15% to £103 million, driven by a combination of strong equity release and pensions. Protection VNB was broadly flat and annuities VNB was down 60%, following last year's Budget changes. Platform assets under administration have increased 19% to £6.3 billion (FY14: £5.3 billion) with £0.8 billion of positive net fund flows. Pension freedom began on 6 April 2015 and our front line staff were well prepared for the increased volume of enquiries.

Performance in our growth markets of Poland, Turkey and Asia was more subdued in the first quarter although underlying trends remain attractive. Poland2 VNB was 22%1 lower at £15 million (1Q14: £21 million) due to the non-repeat of an £8 million benefit to VNB in 2014 from pension regulatory change in Lithuania, whose financial reporting is incorporated into Poland. Excluding this, Polish2 VNB grew 24%1. In Turkey, VNB grew 4%1 to £6 million (1Q14: £6 million) as the impact of underlying growth was partially offset by a reduction in our share of the business following the partial IPO. Asia2 grew 16%1 as strong performances in China and Singapore were partly offset by India.

In our developed European markets, France VNB grew 15%1 to £56 million (1Q14: £54 million), principally due to a shift to higher margin protection and unit-linked savings business, which together now make up 80% of VNB (1Q14: 72%). Italy2 continued its turnaround, with 44%1 growth in VNB to £19 million (1Q14: £15 million), mostly driven by a re-price of our traditional savings product offering. Spain2 and Ireland grew 14%1 and 1%1 respectively, albeit from low bases.

We exercised financial discipline in our approach to renew our DBS bancassurance agreement which will expire at the end of 2015. Aviva will retain the existing book of business, associated profits and customer rights and relationships which were purchased in the original transaction with DBS in 2001.

1    On a constant currency basis.
2    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as   required by regulators or other third parties.

Page 4
General insurance • COR improved 1.3pp to 96.4% • GI and health net written premiums 2% higher in constant currency

Our general insurance combined operating ratio (COR) improved 1.3 percentage points to 96.4% (1Q14: 97.7%) due to an improved expense ratio and lower weather losses. Favourable reserve development improved the underlying COR by 0.7 percentage points (1Q14: 1.5pp). General insurance and health net written premiums were 2% higher in constant currency at £2,037 million.

The UK COR improved 0.3 percentage points to 98.3% (1Q14: 98.6%). Net written premiums grew 1% in the quarter, in a market rating environment that continues to be competitive.

In Canada, the COR improved 4.6 percentage points to 98.1% (1Q14: 102.7%) reflecting better overall weather experience, albeit claims frequency remained above long term average. Net written premiums are 1%1 lower mainly due to selected exits from unprofitable business lines.

The European COR improved to 89.8% (1Q14: 92.0%) through a combination of better weather in France and a lower expense ratio across all markets. General insurance and health net written premiums grew 2%1 to £488 million (1Q14: £534 million).

Asset Management • AIMS now has £1.2 billion of FUM

The turnaround in our asset management business continues. Gross sales of £1.6 billion are encouraging but we have to see the level of redemptions fall. We have introduced a proactive retention programme to retain and grow key funds. The AIMS flagship range of funds now has £1.2 billion of funds under management and performance is strong, with the AIMS Target Return Fund up 9% in the first 9 months after launch. Work is underway to build distribution through Virtus Investment Partners in the United States and we are actively working towards securing more international agreements.

We have already transferred c.£20 billion of funds that were directly managed by Friends Life Group to Aviva Investors. Preparations to receive Friends Life funds managed by external parties are underway.

Friends Life • Growth in protection VNB and corporate benefits FUM

In the first quarter, Friends Life value of new business declined to £20 million (1Q14: £32 million) driven principally by a decline in retirement income VNB, following last year's Budget changes regarding annuities. Protection VNB grew 6% and Friends Life had positive net fund flows in corporate benefits.

Corporate benefits funds under management have increased 7% over the quarter to £23.6 billion (FY14: £22.0 billion) following £0.2 billion of net inflows and £1.4 billion of positive net market movements. International VNB reduced to £2 million (1Q14: £3 million).

Balance Sheet • Economic capital surplus3 resilient at £8.1 billion (FY14: £8.0 billion) • IFRS NAV per share up 8p to 348p

A resilient capital base is important for our cash flow plus growth thesis. At the end of the first quarter of 2015, our economic capital surplus3 was £0.1 billion higher at £8.1 billion (FY14: £8.0 billion), a coverage ratio of 177% (FY14: 178%). Our relatively low risk portfolio of businesses and active hedging programme meant that interest rate and currency movements experienced in the first quarter had little impact on our economic capital surplus.

Our IFRS book value per share increased 2% over the quarter to 348p per share (FY14: 340p). Operating profits, positive investment variances and a small gain in our pension surplus more than offset the negative impact of foreign exchange movements. The acquisition of Friends Life adds c.55p to our Group IFRS book value per share on closure4.

The increase in our IFRS book value has brought down our debt leverage to 40% of tangible book value (FY14: 41%), and our S&P leverage ratio is 28% (FY14: 28%). On closure, we expect the Friends Life acquisition to reduce both of these ratios by 4 and 1 percentage points respectively. Our external leverage is now within our target range.

1    On a constant currency basis.
3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.
4    Based on Aviva's pre-acquisition NAV per share at 31 March 2015 of 348p.

Page 5
Solvency II
The European insurance industry will adopt Solvency II on 1 January 2016. We anticipate publishing our 2015 Solvency II capital position at our preliminary results in March next year. Our current reported economic capital surplus and composition may differ under Solvency II from the current regulatory regime, including the use of transitional measures on our back book.

Good progress has been made on the implementation of Solvency II and we continue to work closely with our regulators prior to formal application for partial internal model approval in June 2015. As previously communicated, we will adopt a standard formula basis for Friends Life initially, transitioning to our internal model over time.

We are managing the Group taking into account our current understanding of how the Solvency II rules are likely to apply, albeit there remains uncertainty regarding the final outcome. Our long-standing focus on managing the Group using economic capital helps the transition.

Outlook
We have had an acceptable start to 2015 with key metrics moving in the right direction. With completion of the Friends Life acquisition, we now have the opportunity to execute on our detailed integration plans. In the other parts of the Group that are not impacted by the integration, our focus is on improving cash flow and growth.

The Group is well positioned to deal with the macro, market and regulatory headwinds that face the sector and I am confident that 2015 will see continued progress.

Notes to editors
All comparators are for the 3 months to 31 March 2014 unless otherwise stated.
      Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 March 2015. The average rates employed in this announcement are 1 euro = £0.74 (3 months to 31 March 2014: 1 euro = £0.83) and CAD$1 = £0.53 (3 months to 31 March 2014: CAD$1 = £0.55).
      Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the announcement include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in short or long term inflation; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; changes in, or restrictions on, our ability to initiate capital management initiatives or an acceleration of repayment of intercompany indebtedness; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; the impact of natural and man-made catastrophic events on our business activities and results of operations; our reliance on information and technology and third-party service providers for our operations and systems; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; our reliance on third-party distribution channels to deliver our products; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of fluctuations in share price as a result of general market conditions or otherwise; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to proposed changes in UK law; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact, integration risk and other uncertainties, such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries, including specifically the acquisition of Friends Life; the policies, decisions and actions of government or regulatory authorities in the UK, the EU, the US or elsewhere, including the implementation of key legislation and regulation. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC on 16 March 2015 and also the risk factors contained in the Euro Note Programme prospectus published on 1 May 2015. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 08:30 hrs BST Analyst conference call: 10:00 hrs BST Tel: +44(0)20 3427 1903 Conference ID: 8626356

Statistical Supplement

In this section:

A.   Aviva plc - Statistical Supplement

B.   Friends Life Group Limited - Statistical Supplement

Page 8

A. Aviva plc - Statistical Supplement

A1.             Basis of preparation

A2.            Trend analysis of VNB - cumulative

A3.             Trend analysis of VNB - discrete

A4.             Trend analysis of PVNBP - cumulative

A5.             Trend analysis of PVNBP - discrete

A6.             Trend analysis of PVNBP by product - cumulative

A7.             Trend analysis of PVNBP by product - discrete

A8.             Geographical analysis of regular and single premiums

A9.             Trend analysis of Investment sales - cumulative

A10.     Trend analysis of Investment sales - discrete

A11.     Geographical analysis of regular and single premiums - investment sales

A12.     Trend analysis of general insurance and health net written premiums - cumulative

A13.     Trend analysis of general insurance and health net written premiums - discrete

A1 - Basis of preparation

Given that the acquisition of Friends Life Group Limited ("Friends Life") by Aviva plc ("Aviva") did not complete until 10 April 2015, unless otherwise stated the information included in this announcement and Part A of the statistical supplement excludes Friends Life's results for the three months ended 31 March 2015 and does not include the effect of the acquisition of Friends Life.

Part B of the statistical supplement sets out Friends Life's VNB, PVNBP, APE and assets under administration for the three months ended 31 March 2015, prior to the acquisition of Friends Life by Aviva. For the avoidance of doubt this information is presented unadjusted on Friends Life's basis prior to acquisition by Aviva. The reporting basis will be adjusted to align with Aviva for future reporting.

A2 - Trend analysis of VNB - cumulative

							Growth1 on 1Q14
Gross of tax and non-controlling interests	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
United Kingdom	89	177	297	473	103	15%	15%
Ireland	3	6	6	9	3	(10)%	1%
United Kingdom & Ireland	92	183	303	482	106	14%	15%
France	54	110	156	205	56	3%	15%
Poland2	21	34	46	64	15	(29)%	(22)%
Italy - excluding Eurovita	15	26	41	63	19	29%	44%
Spain - excluding CxG	6	14	19	30	6	2%	14%
Turkey	6	14	23	30	6	2%	4%
Europe	102	198	285	392	102	-	11%
Asia - excluding South Korea	29	61	92	122	36	21%	16%
Aviva Investors3	-	2	5	9	3	-	-
Value of new business - excluding Eurovita, CxG & South Korea	223	444	685	1,005	247	10%	14%
Eurovita, CxG & South Korea	1	-	1	4	-	-	-
Total value of new business	224	444	686	1,009	247	10%	14%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Poland includes Lithuania.
3 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A3 - Trend analysis of VNB - discrete

							Growth1 on 1Q14
Gross of tax and non-controlling interests	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom	89	88	120	176	103	15%	15%
Ireland	3	3	-	3	3	(10)%	1%
United Kingdom & Ireland	92	91	120	179	106	14%	15%
France	54	56	46	49	56	3%	15%
Poland2	21	13	12	18	15	(29)%	(22)%
Italy - excluding Eurovita	15	11	15	22	19	29%	44%
Spain - excluding CxG	6	8	5	11	6	2%	14%
Turkey	6	8	9	7	6	2%	4%
Europe	102	96	87	107	102	-	11%
Asia - excluding South Korea	29	32	31	30	36	21%	16%
Aviva Investors3	-	2	3	4	3	-	-
Value of new business - excluding Eurovita, CxG & South Korea	223	221	241	320	247	10%	14%
Eurovita, CxG & South Korea	1	(1)	1	3	-	-	-
Total value of new business	224	220	242	323	247	10%	14%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Poland includes Lithuania.
3 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A4 - Trend analysis of PVNBP - cumulative

							Growth2 on 1Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
United Kingdom	2,931	6,052	9,098	12,009	2,445	(17)%	(17)%
Ireland	105	196	291	435	132	25%	39%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	(15)%	(15)%
France	1,310	2,427	3,538	4,633	1,319	1%	12%
Poland3	234	332	429	573	110	(53)%	(48)%
Italy - excluding Eurovita	698	1,440	2,060	2,473	603	(14)%	(4)%
Spain - excluding CxG	270	536	743	1,054	224	(17)%	(8)%
Turkey	110	231	348	495	134	21%	25%
Europe	2,622	4,966	7,118	9,228	2,390	(9)%	1%
Asia - excluding South Korea	421	867	1,357	1,854	623	48%	43%
Aviva Investors4	5	257	562	881	366	-	-
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	(2)%	2%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	(4)%	-

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Poland includes Lithuania.
4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A5 - Trend analysis of PVNBP - discrete
							Growth2 on 1Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom	2,931	3,121	3,046	2,911	2,445	(17)%	(17)%
Ireland	105	91	95	144	132	25%	39%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	(15)%	(15)%
France	1,310	1,117	1,111	1,095	1,319	1%	12%
Poland3	234	98	97	144	110	(53)%	(48)%
Italy - excluding Eurovita	698	742	620	413	603	(14)%	(4)%
Spain - excluding CxG	270	266	207	311	224	(17)%	(8)%
Turkey	110	121	117	147	134	21%	25%
Europe	2,622	2,344	2,152	2,110	2,390	(9)%	1%
Asia - excluding South Korea	421	446	490	497	623	48%	43%
Aviva Investors4	5	252	305	319	366	-	-
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	(2)%	2%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	(4)%	-

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Poland includes Lithuania.
4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A6 - Trend analysis of PVNBP by product - cumulative

							Growth2 on 1Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
Pensions	1,328	2,794	4,081	5,803	1,319	(1)%	(1)%
Annuities	500	935	1,656	1,948	136	(73)%	(73)%
Bonds	45	87	135	174	39	(12)%	(12)%
Protection	297	568	862	1,103	268	(10)%	(10)%
Equity release	117	257	462	696	206	76%	76%
Other3	644	1,411	1,902	2,285	477	(26)%	(26)%
United Kingdom	2,931	6,052	9,098	12,009	2,445	(17)%	(17)%
Ireland	105	196	291	435	132	25%	39%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	(15)%	(15)%
Savings	1,232	2,278	3,347	4,368	1,224	(1)%	11%
Protection	78	149	191	265	95	22%	36%
France	1,310	2,427	3,538	4,633	1,319	1%	12%
Pensions	302	465	631	904	192	(36)%	(32)%
Savings	890	1,819	2,583	3,182	754	(15)%	(5)%
Annuities	2	2	3	5	-	(91)%	(90)%
Protection	118	253	363	504	125	5%	16%
Poland4, Italy4, Spain4 and Turkey	1,312	2,539	3,580	4,595	1,071	(18)%	(10)%
Europe	2,622	4,966	7,118	9,228	2,390	(9)%	1%
Asia4	421	867	1,357	1,854	623	48%	43%
Aviva Investors5	5	257	562	881	366	-	-
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	(2)%	2%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	(4)%	-

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Other UK business includes UK Retail Fund Management, UK platform collectives and UK long term health business. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

4 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
5 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A7 - Trend analysis of PVNBP by product - discrete

							Growth2 on 1Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
Pensions	1,328	1,466	1,287	1,722	1,319	(1)%	(1)%
Annuities	500	435	721	292	136	(73)%	(73)%
Bonds	45	42	48	39	39	(12)%	(12)%
Protection	297	271	294	241	268	(10)%	(10)%
Equity release	117	140	205	234	206	76%	76%
Other3	644	767	491	383	477	(26)%	(26)%
United Kingdom	2,931	3,121	3,046	2,911	2,445	(17)%	(17)%
Ireland	105	91	95	144	132	25%	39%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	(15)%	(15)%
Savings	1,232	1,046	1,069	1,021	1,224	(1)%	11%
Protection	78	71	42	74	95	22%	36%
France	1,310	1,117	1,111	1,095	1,319	1%	12%
Pensions	302	163	166	273	192	(36)%	(32)%
Savings	890	929	764	599	754	(15)%	(5)%
Annuities	2	-	1	2	-	(91)%	(90)%
Protection	118	135	110	141	125	5%	16%
Poland4, Italy4, Spain4 and Turkey	1,312	1,227	1,041	1,015	1,071	(18)%	(10)%
Europe	2,622	2,344	2,152	2,110	2,390	(9)%	1%
Asia4	421	446	490	497	623	48%	43%
Aviva Investors5	5	252	305	319	366	-	-
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	(2)%	2%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	(4)%	-

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Other UK business includes UK Retail Fund Management, UK platform collectives and UK long term health business. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

4 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
5 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A8 - Geographical analysis of regular and single premiums

							Regular premiums			Single premiums
	3 months 2015 £m	Constant currency growth1	WACF	Present value £m	3 months 2014 £m	WACF	Present value £m	3 months 2015 £m	3 months 2014 £m	Constant currency growth1
United Kingdom	206	(15)%	5.6	1,158	243	5.0	1,203	1,287	1,728	(26)%
Ireland	6	9%	6.5	39	7	4.6	32	93	73	42%
United Kingdom & Ireland	212	(15)%	5.6	1,197	250	4.9	1,235	1,380	1,801	(23)%
France	24	3%	9.2	221	26	7.8	202	1,098	1,108	11%
Poland2	10	(42)%	7.5	75	19	10.7	204	35	30	28%
Italy - excluding Eurovita	4	(75)%	6.8	27	19	5.0	95	576	603	7%
Spain - excluding CxG	9	(1)%	6.1	55	10	5.2	52	169	218	(13)%
Turkey	27	3%	4.1	110	27	3.6	98	24	12	110%
Europe	74	(20)%	6.6	488	101	6.4	651	1,902	1,971	8%
Asia - excluding South Korea	81	43%	6.3	512	54	6.3	340	111	81	33%
Aviva Investors3	-	-	-	-	-	-	-	366	5	-
Total - excluding Eurovita, CxG & South Korea	367	(8)%	6.0	2,197	405	5.5	2,226	3,759	3,858	3%
Eurovita, CxG & South Korea	-	-	-	-	17	3.6	62	-	74	-
Total	367	(12)%	6.0	2,197	422	5.4	2,288	3,759	3,932	1%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Poland includes Lithuania.
3 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

A9 - Trend analysis of Investment sales - cumulative

							Growth2 on 1Q14
Investment sales1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	1,043	1,405	1,742	271	(44)%	(44)%
Aviva Investors4	730	1,616	2,195	3,089	1,073	47%	61%
Asia	36	75	110	146	41	17%	14%
Total investment sales	1,252	2,734	3,710	4,977	1,385	11%	16%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. 2014 investment sales are included at the same amount in UK Life 2014 PVNBP. 1Q15 investment sales of
      £271 million are equivalent to £295 million on a PVNBP basis following a change in the capitalisation factor of regular premiums.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14 and £362 million for
      1Q15 are also included in Aviva Investors' PVNBP following the extension of MCEV covered business.

A10 - Trend analysis of Investment sales - discrete

							Growth2 on 1Q14
Investment sales1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	557	362	337	271	(44)%	(44)%
Aviva Investors4	730	886	579	894	1,073	47%	61%
Asia	36	39	35	36	41	17%	14%
Total investment sales	1,252	1,482	976	1,267	1,385	11%	16%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. 2014 investment sales are included at the same amount in UK Life 2014 PVNBP. 1Q15 investment sales of
      £271 million are equivalent to £295 million on a PVNBP basis following a change in the capitalisation factor of regular premiums.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. Discrete investment sales of £250 million for 2Q14, £299 million for 3Q14, £315 million for 4Q14 and £362 million for 1Q15 are also included in Aviva Investors' PVNBP following the extension of MCEV covered business.

A11 - Geographical analysis of regular and single premiums - investment sales

			Regular			Single	PVNBP
Investment sales1	3 months 2015 £m	3 months 2014 £m	Constant currency growth2	3 months 2015 £m	3 months 2014 £m	Constant currency growth2	Constant currency growth2
United Kingdom & Ireland3	6	5	27%	265	481	(45)%	(44)%
Aviva Investors4	1	2	(1)%	1,072	728	61%	61%
Asia	-	-	-	41	36	14%	14%
Total investment sales	7	7	21%	1,378	1,245	16%	16%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. 2014 investment sales are included at the same amount in UK Life 2014 PVNBP. 1Q15 investment sales of £271 million are equivalent to £295 million on a PVNBP basis following a change in the capitalisation factor of regular premiums.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14 and £362 million for
      1Q15 are also included in Aviva Investors' PVNBP following the extension of MCEV covered business.

A12 - Trend analysis of general insurance and health net written premiums - cumulative

							Growth1 on 1Q14
	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom	845	1,836	2,742	3,663	855	1%	1%
Ireland	65	136	205	272	63	(3)%	8%
United Kingdom & Ireland	910	1,972	2,947	3,935	918	1%	2%
Europe	440	747	999	1,313	399	(9)%	1%
Canada	426	1,026	1,584	2,104	409	(4)%	(1)%
Asia	3	7	10	13	3	(17)%	(19)%
Other	4	5	5	7	-	(97)%	(97)%
	1,783	3,757	5,545	7,372	1,729	(3)%	1%
Health insurance
United Kingdom2	144	302	394	518	158	10%	10%
Ireland	33	47	65	93	28	(17)%	(7)%
United Kingdom & Ireland	177	349	459	611	186	5%	7%
Europe	94	138	182	243	89	(5)%	6%
Asia3	29	45	61	74	33	14%	12%
	300	532	702	928	308	3%	7%
Total	2,083	4,289	6,247	8,300	2,037	(2)%	2%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business. 1Q14 NWP of £144 million, 2Q14 YTD NWP of £302 million, 3Q14 YTD NWP of £394 million, 4Q14 YTD NWP of
      £518 million  and 1Q15 NWP of £158 million are respectively equivalent to £158 million, £368 million, £497 million, £543 million and £182 million on a PVNBP basis.

3    Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business. For Singapore long term health business, 1Q14 NWP of £5 million, 2Q14 YTD NWP of
      £9 million, 3Q14 YTD NWP of £15 million, 4Q14 YTD NWP of £22 million and 1Q15 NWP of £10 million are respectively equivalent to £37 million, £87 million, £130 million, £183 million and £48 million on a PVNBP basis.

A13 - Trend analysis of general insurance and health net written premiums - discrete

							Growth1 on 1Q14
	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom	845	991	906	921	855	1%	1%
Ireland	65	71	69	67	63	(3)%	8%
United Kingdom & Ireland	910	1,062	975	988	918	1%	2%
Europe	440	307	252	314	399	(9)%	1%
Canada	426	600	558	520	409	(4)%	(1)%
Asia	3	4	3	3	3	(17)%	(19)%
Other	4	1	-	2	-	(97)%	(97)%
	1,783	1,974	1,788	1,827	1,729	(3)%	1%
Health insurance
United Kingdom2	144	158	92	124	158	10%	10%
Ireland	33	14	18	28	28	(17)%	(7)%
United Kingdom & Ireland	177	172	110	152	186	5%	7%
Europe	94	44	44	61	89	(5)%	6%
Asia3	29	16	16	13	33	14%	12%
	300	232	170	226	308	3%	7%
Total	2,083	2,206	1,958	2,053	2,037	(2)%	2%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business. 1Q14 NWP of £144 million, 2Q14 NWP of £158 million, 3Q14 NWP of £92 million, 4Q14 NWP of £124 million and 1Q15 NWP of £158 million are respectively equivalent to £158 million, £210 million, £129 million, £46 million and £182 million on a PVNBP basis.

3    Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business. For Singapore long term health business, 1Q14 NWP of £5 million, 2Q14 NWP of £4 million,
      3Q14 NWP of £6 million, 4Q14 NWP of £7 million and 1Q15 NWP of £10 million are respectively equivalent to £37 million, £50 million, £43 million, £53 million and £48 million on a PVNBP basis.

B.   Friends Life Group Limited - Statistical Supplement

B1.       Basis of preparation

B2.       Trend analysis of VNB - cumulative

B3.       Trend analysis of VNB - discrete

B4.       Analysis of VNB by product

B5.       Trend analysis of PVNBP - cumulative

B6        Trend analysis of PVNBP - discrete

B7.       Trend analysis of PVNBP by product - cumulative

B8.       Trend analysis of PVNBP by product - discrete

B9.       Analysis of APE by product

B10.     Analysis of assets under administration

B1 - Basis of preparation

Part B of the statistical supplement sets out Friends Life's VNB, PVNBP, APE and assets under administration for the three months ended 31 March 2015, prior to the acquisition of Friends Life by Aviva. For the avoidance of doubt this information is presented unadjusted on Friends Life's basis prior to acquisition by Aviva. The reporting basis will be adjusted to align with Aviva for future reporting.
All results are presented excluding Lombard.

B2 - Trend analysis of VNB - cumulative

							Growth on 1Q14
Gross of tax and non-controlling interests	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
United Kingdom (including Heritage)	29	60	85	120	18	(38)%	(38)%
International	3	5	9	12	2	(33)%	(57)%
Total value of new business	32	65	94	132	20	(38)%	n/a

B3 - Trend analysis of VNB - discrete

							Growth on 1Q14
Gross of tax and non-controlling interests	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom (including Heritage)	29	31	25	35	18	(38)%	(38)%
International	3	2	4	3	2	(33)%	(57)%
Total value of new business	32	33	29	38	20	(38)%	n/a

B4 - Analysis of VNB by product

				Growth on 1Q14
Gross of tax and non-controlling interests	1Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
Protection	16	17	6%	6%
Retirement income	15	4	(73)%	(73)%
Corporate benefits	4	3	(25)%	(25)%
United Kingdom (excluding Heritage)	35	24	(31)%	(31)%
Heritage	(6)	(6)	-	-
International	3	2	(33)%	(57)%
Total value of new business	32	20	(38)%	n/a

B5 - Trend analysis of PVNBP - cumulative

							Growth on 1Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
United Kingdom (including Heritage)	1,124	2,302	3,276	4,272	880	(22)%	(22)%
International	167	343	580	801	194	16%	12%
Total	1,291	2,645	3,856	5,073	1,074	(17)%	n/a

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

B6 - Trend analysis of PVNBP - discrete

							Growth on 1Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom (including Heritage)	1,124	1,178	974	996	880	(22)%	(22)%
International	167	176	237	221	194	16%	12%
Total	1,291	1,354	1,211	1,217	1,074	(17)%	n/a

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

B7 - Trend analysis of PVNBP by product - cumulative

							Growth on 1Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
Protection	173	336	497	638	163	(6)%	(6)%
Retirement income	147	299	440	559	92	(37)%	(37)%
Corporate benefits	741	1,529	2,146	2,817	557	(25)%	(25)%
United Kingdom (excluding Heritage)	1,061	2,164	3,083	4,014	812	(23)%	(23)%
Heritage	63	138	193	258	68	8%	8%
International	167	343	580	801	194	16%	12%
Total	1,291	2,645	3,856	5,073	1,074	(17)%	n/a

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

B8 - Trend analysis of PVNBP by product - discrete

							Growth on 1Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	Sterling %	Constant currency %
Protection	173	163	161	141	163	(6)%	(6)%
Retirement income	147	152	141	119	92	(37)%	(37)%
Corporate benefits	741	788	617	671	557	(25)%	(25)%
United Kingdom (excluding Heritage)	1,061	1,103	919	931	812	(23)%	(23)%
Heritage	63	75	55	65	68	8%	8%
International	167	176	237	221	194	16%	12%
Total	1,291	1,354	1,211	1,217	1,074	(17)%	n/a

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

B9 - Analysis of APE by product

				Growth on 1Q14
Annual premium equivalent1 Gross of tax and non-controlling interests	1Q14 YTD £m	1Q15 YTD £m	Sterling %	Constant currency %
Protection	24	19	(21)%	(21)%
Retirement income	15	9	(40)%	(40)%
Corporate benefits	162	121	(25)%	(25)%
United Kingdom (excluding Heritage)	201	149	(26)%	(26)%
Heritage	11	12	9%	9%
International	23	27	17%	10%
Total	235	188	(20)%	n/a

1 Annual premium of regular premium contracts plus 10% of single premium contracts.

B10 - Analysis of assets under administration

Assets under administration (£bn)	1 January 2015	Inflows	Outflows	Net fund flows	Net investment returns	31 March 2015
Corporate benefits	22.0	0.6	(0.4)	0.2	1.4	23.6

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 May, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary